UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-36848

Check-Cap Ltd.

(Exact Name of Registrant as Specified in Charter)

Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090 Mount Carmel, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

This Form 6-K is being incorporated by reference into Check-Cap Ltd.’s Registration Statements on Form F-3 (File No. 333-262401) and Form S-8 (File Nos. 333-203384, 333-226490 and 333-259666) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Annual General Meeting of Shareholders – Rescheduling Notice

Check-Cap Ltd. (the “Company”, or “Check-Cap”) has determined to reschedule its Annual General Meeting of Shareholders (“AGM”) originally scheduled for October 17, 2025. The AGM will be held on Friday, November 14, 2025, at 10:00 a.m., Eastern Time, at Paul Hastings LLP, 2050 M St NW, Washington, DC 20036, United States. A copy of the Notice of the Annual General Meeting of Shareholders, the Proxy Statement as well as the Proxy Card are attached as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively, to the Form 6-K previously furnished with the U.S. Securities and Exchange Commission on September 12, 2025 and are incorporated herein by reference except that the proposed reverse split ratio in the Reverse Split Proposal (as defined below) will be within a range of 1 for 2 to 1 for 100, and the number of authorized ordinary shares will remain at 18,000,000 shares and the nominal value of the ordinary shares will remain at NIS 48.0 per share even if the Reverse Split Proposal is approved. All holders of record of the ordinary shares as of the close of business on September 16, 2025, the record date for the AGM, will be entitled to vote at the AGM.

Update on Proposed Business Combination

On September 12, 2025, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with MBody AI, a Nevada corporation (“MBody AI”), and CC Merger Sub Inc., a Nevada corporation and direct wholly owned subsidiary of Check-Cap (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will merge with and into MBody AI, with MBody AI surviving as a wholly owned subsidiary of Check-Cap (such transaction, the “Merger”), forging a dynamic alliance set to generate enhanced shareholder value through market-leading advancements in embodied AI-driven automation.

MBody AI Business Update

Since the announcement, MBody AI’s pipeline and active deployments have surged dramatically, propelled by significant inbound demand from premier clients in hospitality, logistics, and healthcare determined to capitalize on embodied-AI capabilities. This robust momentum has ignited a series of landmark multi-year contracts and strategic expansion dialogues with esteemed global brands. MBody AI is advancing with remarkable velocity, achieving swift progress in growth, customer integration, and commercial dominance, firmly establishing itself as a market-leader in embodied artificial intelligence technologies. Central to this ascent is the MBody AI Orchestrator, MBody AI’s innovative “Brains of Autonomy” AI stack, which empowers advanced, responsive robotic and embedded systems, transforming efficiencies across hospitality, warehousing, healthcare, and office management sectors.

Institutional and strategic interest in MBody AI has escalated profoundly, attracting keen involvement from leading banks, prominent family offices, and elite global funds pursuing pre- and post-closing opportunities. Inbound investment inquiries have escalated to hundreds of millions of dollars, offering compelling third-party endorsement of MBody AI’s strengthened valuation and vigorous growth momentum. This outstanding performance and preeminent market stance have catalyzed a substantial elevation in MBody AI’s valuation, prompting both parties—after thorough deliberations with their boards, advisors, and investors—to optimize the transaction terms to encapsulate MBody AI’s amplified ambitions and bright prospects. In a significant advantage for shareholders, Check-Cap’s Board of Directors (the “Board”) is pleased to affirm that MBody AI is preserving the originally disclosed exchange ratio.

Check-Cap is deeply satisfied to have secured MBody AI as its merger partner at this opportune moment. This calculated alignment situates shareholders at the forefront of one of the most profound transformations in today’s capital markets—embodied AI—widely acclaimed by visionary investment companies like Goldman Sachs and Morgan Stanley as a ‘once-in-a-generation category-defining breakthrough.’ By moving with precision and resolve, Check-Cap has acquired a partner that could have otherwise accessed public markets via rival avenues, such as high-profile IPOs or SPACs. MBody AI’s decision to partner with Check-Cap illuminates the unparalleled access now afforded to our shareholders: immersion in a rapid-ascension, pre-institutional narrative typically exclusive to top venture capital or private equity circles. This partnership provides public-market participants with a distinguished share in a venture during its high-growth surge, reflecting a collective dedication to forging a distinguished, publicly listed frontrunner in the domain.

Check-Cap shareholders are ideally placed at the vanguard of a groundbreaking technological evolution. Embodied AI is spearheading what Morgan Stanley analysts characterize as a revolutionary wave akin to the internet, poised to generate trillions in AI-enabled economic impact.

Through this timely union with MBody AI, Check-Cap grants its shareholders premium access to an industry anticipated to escalate from billions in current value to trillions by 2030 for AI robotics alone, with embodied systems potentially contributing to a $16 trillion market opportunity by 2050.

Investor Cathie Wood emphasizes that AI robots represent "the biggest of all the embodied AI opportunities," amplifying the strategic significance of MBody AI’s selection of Check-Cap and positioning their shareholders for a commanding role in the AI advancement landscape often reserved for industry elites.

The Board is exceptionally proud to deliver this transaction to shareholders, representing the pinnacle of meticulous, multinational coordination by premier legal, audit, and investment banking experts. This refined architecture, developed under rigorous examination, exemplifies both entities’ capacity to execute pivotal corporate achievements with efficiency and precision.

Next Steps and Meeting Purpose

At the AGM, shareholders will be asked to consider and vote upon:

1.	Approval of the Merger Agreement to effect the Merger and other transactions in connection with the Merger;

2.	Approval of a reverse share split of the Company’s ordinary shares within a range of 1 for 2 to 1 for 100, the exact ratio to be determined by further action of the Board, to be effective on a date to be determined by the Board (the “Reverse Split Proposal”);

3.	Election of all four directors as members of the Board, each to serve until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified or their earlier resignation or removal; and

4.	Approval of the change of Check-Cap’s name to “MBody AI Ltd.” or a similar name approved by the Israeli Registrar of Companies, effective as of the effective time under the Merger Agreement and to amend the Articles of Association of the Company to reflect the name change.

Subject to satisfaction or waiver of the closing conditions under the Merger Agreement, the parties expect to consummate the Merger in the weeks following shareholder approval. With the Merger approaching swift closure, the unified company is prepared to implement cross-listing and institutional alignment measures, elevating its standing among foremost global AI and robotics entities. Management firmly believes these actions will unlock considerable enhanced value for committed long-term shareholders.

The Future is Now

As the closing nears, Check-Cap shareholders should regard this as more than approving a merger—it is an invitation to stake a claim in the innovations of tomorrow. The emergent organization will emerge as a robust global AI authority, pursuing ambitious plans for additional cross-listing, index incorporation, and expansive international growth. Trailblazers in revolutionary technologies—from Amazon to Tesla to NVIDIA—have yielded remarkable returns. Today, Check-Cap shareholders possess that equivalent, compelling potential.

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding the anticipated timing and completion of the Merger, expected benefits of the Merger, the combined company’s business strategy and prospects, and other matters. These statements are based on current expectations and are subject to various risks and uncertainties that could cause actual results to differ materially. Factors that could cause such differences include, among others, the risk that the conditions to closing are not satisfied, changes in market conditions, regulatory approvals, integration challenges, and general economic factors. The Company undertakes no obligation to update these statements, except as required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK-CAP LTD.
(Registrant)

Date: November 4, 2025	By:	/s/ David Lontini
	Name:	David Lontini
	Title:	Chairman and Interim Chief Executive Officer

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